SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934


                            NATIONAL COAL CORPORATION
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                               (Name of Issuer)

                                  Common Stock
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                        (Title of Class of Securities)

                                   632381 10 9
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                                 (CUSIP Number)

                                     JON NIX
                              3127 KELLER BEND ROAD
                               KNOXVILLE, TN 37922
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  October 2003
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13D
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Jon Nix
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X]
      (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        13,750,000 - Jon Nix
                        ----------------------------------------

  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            400,000- Indirectly through Perdase Holdings, Inc.
                               - Beneficial Owner
                        400,000- Indirectly through Jenco Capital Corp.
                               - Beneficial Owner
                        600,000- Indirectly through Jeanne Bowen Nix - Spouse
                        300,000- Indirectly through Jenco Capital Corp.
                               - Beneficial Owner

  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               13,750,000 - Jon Nix
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        400,000- Indirectly through Perdase Holdings, Inc.
                               - Beneficial Owner
                        400,000- Indirectly through Jenco Capital Corp.
                               - Beneficial Owner
                        600,000- Indirectly through Jeanne Bowen Nix - Spouse 300,000- Indirectly through Jenco Capital Corp.
                               - Beneficial Owner

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                                     Page 2

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      13,750,000 - Jon Nix
      400,000- Indirectly through Perdase Holdings, Inc.- Beneficial Owner 400,000- Indirectly Through Jenco Capital Corp. - Beneficial Owner 600,000- Indirectly Through Jeanne Bowen Nix - Spouse
      300,000- Indirectly through Jenco Capital Corp. - Beneficial Owner

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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.7%

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14    TYPE OF REPORTING PERSON*

      IN
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                                     Page 3

                                  SCHEDULE 13D
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ITEM 1. SECURITY AND ISSUER

     Common Stock,  $.0001 par value per share

     National Coal Corporation
     (formerly Southern Group International, Inc.)
     319 Ebenezer Road
     Knoxville, TN 37923

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ITEM 2. IDENTITY AND BACKGROUND

     (a) Jon Nix

     (b) 3127 Keller Bend Road
         Knoxville, TN  37922

     (c) JON NIX, age 33, President, Chief Executive Officer and Director of National Coal Corporation, a Florida corporation. Mr. Nix is National Coal Corp's founder and possesses over eight years experience in the financial industry. He is the founder of Jenco Capital Corporation, a Tennessee consulting and holding corporation. He is also a cofounder of Medicine Arm-In-Arm, Inc., a nonprofit children's charity that provides medical services to underprivileged children around the world. He holds a Bachelor of Arts degree in Economics from the University of Tennessee, 1992. He is a Director and President of Kyten
Energy Corporation (2001 - present). He has been a director and President of National Coal Corp., a Tennessee corporation, since January 2003, which is the operating subsidiary.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States of America.
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION



     300,000 shares were acquired and are held indirectly through Jenco Capital Corp. of which Jon Nix is beneficial owner. The shares acquired were part of an exchange of debt and securities involving several companies and no separate value of the shares was determined. Consideration for the shares was given by Jon Nix and one of his holding companies.

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                                     Page 4

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person acquired the securities in order to have a vested interest in the Company for which Reporting Person is serving as an officer/director. There are no new plans or proposals known to the Reporting Person, other than as executed already pursuant to the Agreement and Plan of Reorganization with National Coal Corporation, a Tennessee corporation, which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.
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                                     Page 5

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:                  15,450,000
         Percent of outstanding shares owned:               41.7%
                                                           (including beneficial
                                                            ownership)

         Aggregate number of options owned:                 0
         Percent of outstanding options owned:              0%

     (b) Sole Power of voting for Reporting Person:         13,750,000

     (c) Transactions in securities in the past
         60 days for Reporting Person:                      300,000 shares which
                                                            are the subject of
                                                            this amendment

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

        None.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


        None.

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                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Dated: November 13, 2003

                                                  /s/Jon Nix
                                                  ______________________
                                                  Jon Nix






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